 Exhibit 99.1
Disclosure

Infosys®
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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

February 11, 2021

Dear Sir/ Madam,

Sub: Disclosure

Please find enclosed the disclosure pertaining to Company's additional investment in ideaForge Technology Private Limited, a leading Unmanned Arial Vehicles (UAV) systems manufacturer known for rugged and high-precision UAV systems. This disclosure is made under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

This information will also be hosted on the Company's website, at www.infosys.com.

Thanking you,

Yours sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

The Company has agreed with ideaForge Technology Private Limited, leading UAV systems manufacturing company, to invest an additional US$1.0 million (earlier, the Company had invested US$ 1.5 million in 2016) taking the cumulative investment to US$ 2.5 million as of date), subject to necessary closing conditions.

Disclosure under SEBI Listing Regulations -

Investment	Additional investment
Name of the target entity	ideaForge Technology Private Limited
Whether related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?	No
Industry to which the entity being invested into belongs	Unmanned Arial Vehicles (UAV) / Drone Systems
Objects and effects of the investment	ideaForge's UAV systems are increasingly being used across wide spectrum of organizations. Several customers of Infosys have also embraced UAV systems as they digitalize rapidly. The investment is intended to be utilized on R&D, sales, marketing, business development and working capital needs at ideaForge. This is expected to enhance joint capabilities to help our customers better.
Any governmental or regulatory approvals required	None
Indicative time period for completion	Expected to be completed in Q4 FY2021
Nature of consideration	Cash
Cost of investment	US$ 1.0 million (earlier, the Company had invested US$ 1.5 million in 2016, taking the cumulative investment to US$ 2.5 million as of date)
Percentage of shareholding	Minority holding, not exceeding 20% of the outstanding share capital of the company
Brief background	Based out of Mumbai, ideaForge is a leading UAV systems manufacturer known for rugged and high-precision UAV systems. The systems are used extensively for inspection, surveillance and mapping with integrated vertical solutions across Defense, Homeland Security, Mining, Construction, Agriculture, Energy and Utilities.